The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

4 Copley Place

CPH-0326

Boston, MA 02116

September 26, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comments provided via telephone on August 28, 2014, regarding Post-Effective Amendment No. 64 to the Registrant’s registration statement for the Mid Cap Equity Portfolio (the “Portfolio”), filed with the Securities and Exchange Commission (“SEC”) on July 18, 2014:

1.	Comment: In the section entitled “Fees and Expenses of the Portfolio” of the prospectuses, please consider changing the formatting of the fee table by adding space between the “Shareholder Fees” section and the “Annual Portfolio Operating Expenses” section.

Response: The Registrant will make the requested change.

2.	Comment: In the section entitled “Other Expenses” of the prospectuses, please consider shortening the parenthetical description of “Other Expenses” pursuant to Instruction 3(c)(iii) under Item 3 of Form N-1A.

Response: The Registrant will make the requested change.

3.	Comment: Please confirm the actual market capitalization range of the companies the Portfolio intends to invest in.

Response: Although the Portfolio may invest in mid cap companies with market capitalizations within the Russell Midcap® Index or the S&P MidCap 400® Index, the market capitalization range of the companies that the Portfolio currently intends to invest in is generally approximately $3 billion to $8 billion.

4.	Comment: Please disclose if the Registrant has a policy requiring it to provide notice to shareholders if the investment objective is changed or modified.

Response: The Registrant does not have a policy requiring it to provide notice to shareholders in order to change its investment objective.

5.	Comment: Please confirm that, in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds, as defined in Form N-1A, exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a subcaption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectuses.

Response: The Registrant confirms that in the event the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more Acquired Funds exceed 0.01% (one basis point) of average net assets of the Portfolio, the Registrant will disclose those fees and expenses in a subcaption titled “Acquired Fund Fees and Expenses” in the section entitled “Fees and Expenses of the Portfolio” of the prospectuses.

6.	Comment: Please disclose if a description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is available on the Registrant’s website.

Response: A description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolio’s securities is not available on the Registrant’s website.

7.	Comment: Please confirm that the last column in the table in the section entitled “Board Members and Officers” of the Statement of Additional Information accurately reflects the other directorships held by the directors over the past five years.

Response: The Registrant confirms that the disclosure covers the other directorships held by the directors over the past five years.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1742 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ David James

David James

EXHIBIT

The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

4 Copley Place

CPH-0326

Boston, MA 02116

September 26, 2014

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with Post-Effective Amendment No. 64 to the Registrant’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on July 18, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James

David James